October 28, 2024

Thomas E. Wirth
Executive Vice President and Chief Financial Officer
Brandywine Realty Trust
2929 Arch Street, Suite 1800
Philadelphia, PA 19104

       Re: Brandywine Realty Trust
           Brandywine Operating Partnership, L.P.
           Forms 10-K for the year ended December 31, 2023
           File Nos. 001-09106 and 000-24407
Dear Thomas E. Wirth:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction